SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Duke Realty Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

With an Exercise Price Equal to or Greater Than $14.15 Per Share

(Title of Class of Securities)

264411505

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Howard L. Feinsand, Esq.

Executive Vice President, General Counsel and Corporate Secretary

Duke Realty Corporation

600 East 96th Street, Suite 100

Indianapolis, Indiana 46240

(317) 808-6000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

With a copy to:

John B. Shannon, Esq.

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street, NW

Atlanta, GA 30309-3424

(404) 881-7466

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$15,394,479	$1,097.63

*	Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Duke Realty Corporation common stock that are eligible for exchange in the offer will be cancelled pursuant to the offer and exchanged for new restricted stock units (“RSUs”). These new RSUs will cover a maximum aggregate of 1,150,559 shares of Duke Realty Corporation common stock with an approximate aggregate value of $15,394,479, based on the average of the high and low prices of the common stock reported on the New York Stock Exchange on May 4, 2010 ($13.38).

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, effective December 21, 2009, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units dated May 6, 2010, attached hereto as Exhibit (a)(1) (the “Offer to Exchange”), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. Duke Realty Corporation, an Indiana corporation (“Company”), is the issuer of the securities subject to the Offer to Exchange. The Company maintains its registered office at 600 East 96th Street, Suite 100, Indianapolis, Indiana 46240. The Company’s telephone number is (317) 808-6000.

(b) Securities. This Tender Offer Statement on Schedule TO relates to a one-time stock option exchange program (“option exchange”) pursuant to which the Company is offering certain employees the opportunity to exchange certain options (“eligible options”) to purchase up to an aggregate of 4,423,395 shares of the Company’s common stock, whether vested or unvested, that were granted under one of the Company’s existing long-term incentive plans and have a per share exercise price equal to or greater than $14.15. These eligible options may be exchanged for a lesser number of new restricted stock units (“RSUs”) to be granted under the Company’s 2005 Long-Term Incentive Plan (the “2005 Incentive Plan”). Employees who are eligible for the option exchange (“eligible employees”) include all of the Company’s active employees whose employment is not terminated through the completion of the option exchange. Notwithstanding the foregoing, the Company’s executive officers and members of the Company’s board of directors are not eligible to participate in the option exchange.

The subject class of securities consists of the eligible options. The actual number of new RSUs to be granted in the option exchange will depend on the number of eligible options that are exchanged. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “Risks of Participating in the Stock Option Exchange Program,” and Sections 2, 6 and 9 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Types of Awards Granted in the Option Exchange; Number of New RSUs; Completion Date,” “Acceptance of Options for Exchange; Grant of New RSUs,” and “Source and Amount of Consideration; Terms of New RSUs” respectively, is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Price Range of Shares Underlying the Options” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 13, 14 and 15 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Eligibility,” “Types of Awards Granted in the Option Exchange; Number of New RSUs; Completion Date,” “Purposes of the Offer and Reasons for Structure of the Offer,” “Procedures for Electing to Exchange Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange; Grant of New RSUs,” “Conditions of the Offer,” “Price Range of Shares Underlying the Options,” “Source and Amount of Consideration; Terms of New RSUs,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material Income Tax Consequences” and “Extension of Offer; Termination; Amendment,” respectively, and Schedules A and B to the Offer to Exchange is incorporated herein by reference.

(b) Purchases. Members of the Company’s board of directors and the Company’s executive officers are not eligible to participate in the option exchange. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference. The terms and conditions of the Company’s 1995 Key Employee Stock Option Plan and 2005 Incentive Plan, and the Stock Option Award Certificate and RSU Award Certificate under the Company’s 2005 Incentive Plan attached hereto as Exhibits (d)(1) – (d)(4) are incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 under the caption “The Offer to Exchange” entitled “Purposes of the Offer and Reasons for Structure of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Sections 6 and 12 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Acceptance of Options for Exchange; Grant of New RSUs” and “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” respectively, is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and Section 3 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Purposes of the Offer and Reasons for Structure of the Offer” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in Sections 9 and 16 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Source and Amount of Consideration; Terms of New RSUs” and “Fees and Expenses” respectively, is incorporated herein by reference.

(b) Conditions. The information set forth in Section 7 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in Schedule B to the Offer to Exchange and Sections 10 and 17 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Information Concerning the Company” and “Additional Information,” respectively, is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov .

(b) Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Sections 11 and 13 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities” and “Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

(a)(1)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated May 6, 2010

(a)(2)	Form of Email Communication to Employees from Dennis Oklak, the Company’s Chairman and Chief Executive Officer, dated May 6, 2010.

(a)(3)	Form of Cover Letter to Employees from James R. Windmiller, the Company’s Senior Vice President, dated May 6, 2010.

(a)(4)	Election Form.

(a)(5)	Form of Agreement to Terms of Election.

(a)(6)	Individual Stock Option Exchange Schedule.

(d)(1)(i)	Duke Realty Corporation Amended and Restated 2005 Long-Term Incentive Plan (filed as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, dated March 18, 2009, as filed with the SEC on March 18, 2009, File No. 001-09044, and incorporated herein by this reference).

(d)(1)(ii)	2009 Amendment to the Duke Realty Corporation Amended and Restated 2005 Long-Term Incentive Plan (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on May 6, 2010, File No. 001-09044, and incorporated herein by this reference).

(d)(1)(iii)	2010 Amendment to the Duke Realty Corporation Amended and Restated 2005 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on May 4, 2010, File No. 001-09044, and incorporated herein by this reference).

(d)(2)	Form of 2005 Long-Term Incentive Plan Stock Option Award Certificate (filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K, as filed with the SEC on May 3, 2005, File No. 001-09044, and incorporated herein by this reference).

(d)(3)	Form of 2005 Long-Term Incentive Plan Award Certificate for Restricted Stock Units.

(d)(4)(i)	1995 Key Employee Stock Option Plan of the Company (filed as Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1995, as filed with the SEC on March 30, 1995, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(ii)	Amendment One To The 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K405 for the year ended December 31, 2001, as filed with the SEC on March 15, 2002, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(iii)	Amendment Two to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.20 to the Company’s Annual Report on Form 10-K405 for the year ended December 31, 2001, as filed with the SEC on March 15, 2002, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(iv)	Amendment Three to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.21 to the Company’s Annual Report on Form 10-K405 for the year ended December 31, 2001, as filed with the SEC on March 15, 2002, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(v)	Amendment Four to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K405 for the year ended December 31, 2001, as filed with the SEC on March 15, 2002, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(vi)	Amendment Five to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.23 to the Company’s Annual Report on Form 10-K405 for the year ended December 31, 2001, as filed with the SEC on March 15, 2002, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(vii)	Amendment Six to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.24 to the Company’s Annual Report on Form 10-K405 for the year ended December 31, 2001, as filed with the SEC on March 15, 2002, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(viii)	Amendment Seven to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on November 13, 2002, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(ix)	Amendment Eight to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.15(ix) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 1, 2007, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(x)	Amendment Nine to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on October 9, 2005, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(xi)	Amendment Ten to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on November 8, 2006, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(xii)	Amendment Eleven to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on May 4, 2010, File No. 001-09044, and incorporated herein by this reference).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2010	Duke Realty Corporation

	By:	/s/ Howard L. Feinsand
Name: Howard L. Feinsand
Title: Executive Vice President, General Counsel
and Corporate Secretary

INDEX OF EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated May 6, 2010.

(a)(2)	Form of Email Communication to Employees from Dennis Oklak, the Company’s Chairman and Chief Executive Officer, dated May 6, 2010.

(a)(3)	Form of Cover Letter to Employees from James R. Windmiller, the Company’s Senior Vice President, dated May 6, 2010.

(a)(4)	Election Form.

(a)(5)	Form of Agreement to Terms of Election.

(a)(6)	Individual Stock Option Exchange Schedule.

(d)(1)(i)	Duke Realty Corporation Amended and Restated 2005 Long-Term Incentive Plan (filed as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, dated March 18, 2009, as filed with the SEC on March 18, 2009, File No. 001-09044, and incorporated herein by this reference).

(d)(1)(ii)	2009 Amendment to the Duke Realty Corporation Amended and Restated 2005 Long-Term Incentive Plan (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on May 6, 2010, File No. 001-09044, and incorporated herein by this reference).

(d)(1)(iii)	2010 Amendment to the Duke Realty Corporation Amended and Restated 2005 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on May 4, 2010, File No. 001-09044, and incorporated herein by this reference).

(d)(2)	Form of 2005 Long-Term Incentive Plan Stock Option Award Certificate (filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K, as filed with the SEC on May 3, 2005, File No. 001-09044, and incorporated herein by this reference).

(d)(3)	Form of 2005 Long-Term Incentive Plan Award Certificate for Restricted Stock Units.

(d)(4)(i)	1995 Key Employee Stock Option Plan of the Company (filed as Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1995, as filed with the SEC on March 30, 1995, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(ii)	Amendment One To The 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K405 for the year ended December 31, 2001, as filed with the SEC on March 15, 2002, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(iii)	Amendment Two to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.20 to the Company’s Annual Report on Form 10-K405 for the year ended December 31, 2001, as filed with the SEC on March 15, 2002, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(iv)	Amendment Three to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.21 to the Company’s Annual Report on Form 10-K405 for the year ended December 31, 2001, as filed with the SEC on March 15, 2002, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(v)	Amendment Four to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K405 for the year ended December 31, 2001, as filed with the SEC on March 15, 2002, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(vi)	Amendment Five to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.23 to the Company’s Annual Report on Form 10-K405 for the year ended December 31, 2001, as filed with the SEC on March 15, 2002, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(vii)	Amendment Six to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.24 to the Company’s Annual Report on Form 10-K405 for the year ended December 31, 2001, as filed with the SEC on March 15, 2002, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(viii)	Amendment Seven to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on November 13, 2002, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(ix)	Amendment Eight to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.15(ix) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 1, 2007, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(x)	Amendment Nine to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on October 9, 2005, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(xi)	Amendment Ten to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on November 8, 2006, File No. 001-09044, and incorporated herein by this reference).

(d)(4)(xii)	Amendment Eleven to the 1995 Key Employees’ Stock Option Plan of Duke Realty Investments, Inc. (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on May 4, 2010, File No. 001-09044, and incorporated herein by this reference).